UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check one):  |X| Form 10-K    |_| Form 20-F    |_| Form 11-K    |_| Form 10-Q
              |_| Form  N-SAR  |_| Form N-CSR

         For Period Ended:  December 31, 2003
         |_| Transition Report on Form 10-K
         |_| Transition  Report on Form 20-F
         |_| Transition  Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:   December 31, 2003
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Southwest Oil & Gas Income Fund X-B LP
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Full Name of Registrant

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Former Name if Applicable

407 North Big Spring, Suite 300
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Address of Principal Executive Office (Street and Number)

Midland, TX 79701
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  [X]    (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
                    and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Southwest Oil & Gas Income Fund X-B, L.P. (the "Partnership") received its reserve report from Ryder Scott & Co. late this year. The Managing General Partner of the Partnership is responsible for filing Annual Reports on Form 10-K for 19 limited partnerships that require information from reserve reports to be included in their financial statements and because of the late delivery of the reserve report for these partnerships, KPMG, the Partnership's independent auditors, will not be able to complete its audit of the Partnership's financial statements by March 30, 2004.

PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

                  Lisa Hailes                   (432)              686-9927
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                  (Name)                     (Area Code)      (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.

                       |X|Yes                    |_|No

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   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       |X|Yes                    |_|No

          Of so, attach an explanation of the anticipated changes, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                    Southwest Oil & Gas Income Fund X-B, L.P.
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                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2004                     Southwest Royalties, Inc.
     ------------------                  The Managing General Partner

                                         By: /s/ H. H. Wommack
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                                            H.H. Wommack, III
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                                                      2003             2002
                                                                     -----             -----
   Oil and gas income                                      $          551,029           444,032
   Gain on sale of properties                                         784,359                 -
                                                                 ------------        ----------
    Total Revenues                                                  1,338,197           444,206
                                                                 ------------        ----------
    Total Expenses                                                    675,808           354,094
                                                                 ------------        ----------
Net income from continuing operations                                 662,389            90,112

Results from discontinued operations -
   sale of oil and gas leases                                          33,063             2,758
                                                                 ------------        ----------
Net income before cumulative effects
   of accounting changes                                              695,452            92,870

Cumulative effect of change in accounting
   principle - SFAS No. 143                                          (577,292)                -
Cumulative effect of change in accounting principle
   - change in depletion method                                             -            (7,000)
                                                                 ------------        ----------
Net income                                                 $          118,160            85,870
                                                                      =======            ======


     During 2003, the Partnership sold its interest in certain oil wells for $239,402 sales proceeds and retired $605,481 of asset retirement obligation associated with the properties. The Partnership recognized a gain of $784,359 on the sale. Pursuant to the requirements of SFAS No. 144, the historical operating results from these properties have been reported as discontinued operations in the accompanying statements of operations. The sale of the oil property represented approximately 1,100 barrels of production a month.